April 28, 2008

Mail Stop 4561

Ms. Karen Dearing
Chief Financial Officer
Sun Communities, Inc.
27777 Franklin Road, Suite 200
Southfield, MI 48034

      RE: **Sun Communities, Inc.**
               Form 10-K for the period ended December 31, 2007
               Filed March 17, 2008
               File No. 333-72461

Dear Ms. Dearing:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

               Sincerely,

               Daniel L. Gordon
               Branch Chief